Kyndoo, Inc.

Unaudited Financial Statements

January 1, 2019 through December 31, 2020

Table of Contents



Khaled Salem II, CPA
801 S Financial Pl, 2712
Chicago IL, 60605

Salem
Certified Public Accountants, LLC

February 21, 2021
CPA Letter of Review
Kyndoo, Inc.

To Whom it May Concern,

The purpose of this letter is to provide a third-party review of the 2019 and 2020 financial statements of Kyndoo, Inc, client, given by an independent CPA. All opinions are given beyond a reasonable doubt based on the information provided to the CPA. CPA is not liable for any matters, including but not limited to, decisions of lending, accuracy of reporting, or incomplete data, and serves only the purpose of providing an opinion on the materials in scope.

Scope

We have reviewed the accompanying 2019 and 2020 financial statements provided by Kyndoo, Inc. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management Responsibility

Management is responsible for the preparation and fair presentation of the financial statements and for designing, implementing, and maintaining methodology relevant to the preparation and fair presentation of profit and loss financials.

CPA's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the presented financials. We believe that the results of our procedures provide a reasonable basis for our report.

Limited Assurance

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying 2019 and 2020 financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Khaled Salem II, CPA
065.052110

Kyndoo,Inc

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	16,536.22
PayPal Bank 2	264.49
SVB	5,954.80
Total Bank Accounts	**$22,755.51**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$22,755.51**
TOTAL ASSETS	**$22,755.51**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	2,091.84
Owner's Investment	28,695.88
Retained Earnings	10,833.76
Net Income	-18,865.97
Total Equity	**$22,755.51**
TOTAL LIABILITIES AND EQUITY	**$22,755.51**

Kyndoo,Inc

Profit and Loss

January - December 2019

	TOTAL
Income	
PayPal Sales	16,012.60
Sales	22,749.86
Uncategorized Income	62.10
Total Income	**$38,824.56**
Cost of Goods Sold	
Cost of Goods Sold	248.98
Cost of labor - COS	3,369.78
Total Cost of Goods Sold	**$3,618.76**
GROSS PROFIT	**$35,205.80**
Expenses	
Advertising & Marketing	5,308.59
Bank Charges & Fees	300.00
Contractors	37,139.60
Insurance	797.01
Meals & Entertainment	909.94
Office Supplies & Software	5,431.21
PayPal Fees	2,144.80
Taxes & Licenses	1,046.62
Travel	994.00
Total Expenses	**$54,071.77**
NET OPERATING INCOME	**$ -18,865.97**
NET INCOME	**$ -18,865.97**

Kyndoo,Inc

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-18,865.97
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -18,865.97**
FINANCING ACTIVITIES	
Opening Balance Equity	2,091.84
Owner's Investment	28,695.88
Retained Earnings	10,833.76
Net cash provided by financing activities	**$41,621.48**
NET CASH INCREASE FOR PERIOD	**$22,755.51**
CASH AT END OF PERIOD	**$22,755.51**

Kyndoo, Inc.
Statement of Owners Equity
Year Ending 2019

		TOTAL
Owners Equity at Januray 1, 2019	$	**2,091.84**
Add		
Owners Capital Contributions $		28,695.88
Partner Contributions		
Net Income $		-
Subtotal	$	28,695.88
Deduct		
Retained Earnings $		10,833.76
Owners Draw $		-
Net Loss $		(18,865.97)
Subtotal	$	(8,032.21)
Owners Equity at December 31, 2019	$	**22,755.51**

Kyndoo,Inc

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Republic	128,394.69
PayPal Bank	20,319.16
PayPal Bank 2	4,241.10
SVB	725.59
Total Bank Accounts	**$153,680.54**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$153,680.54**
TOTAL ASSETS	**$153,680.54**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	2,091.84
Owner's Investment	47,663.10
Partner Contributions	322,500.00
Retained Earnings	-12,114.70
Net Income	-206,459.70
Total Equity	**$153,680.54**
TOTAL LIABILITIES AND EQUITY	**$153,680.54**

Kyndoo,Inc

Profit and Loss
January - December 2020

	TOTAL
Income	
PayPal Sales	956.25
Sales	125,518.60
Total Income	**$126,474.85**
Cost of Goods Sold	
Cost of Goods Sold	10,071.61
Cost of labor - COS	33,499.07
Total Cost of Goods Sold	**$43,570.68**
GROSS PROFIT	**$82,904.17**
Expenses	
Advertising & Marketing	13,974.99
Bank Charges & Fees	794.28
Contractors	246,647.94
Insurance	1,415.95
Legal & Professional Services	1,208.00
Meals & Entertainment	2,237.82
Office Supplies & Software	14,346.36
PayPal Fees	35.45
Taxes & Licenses	6,298.07
Travel	2,405.01
Total Expenses	**$289,363.87**
NET OPERATING INCOME	**$ -206,459.70**
NET INCOME	**$ -206,459.70**

Kyndoo,Inc

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-206,459.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -206,459.70**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Owner's Investment	18,967.22
Partner Contributions	322,500.00
Retained Earnings	-4,082.49
Net cash provided by financing activities	**$337,384.73**
NET CASH INCREASE FOR PERIOD	**$130,925.03**
Cash at beginning of period	22,755.51
CASH AT END OF PERIOD	**$153,680.54**

Kyndoo, Inc.
Statement of Owners Equity
Year Ending 2020

			TOTAL
Owners Equity at January 1, 2020		$	**2,091.84**
Add			
	Owners Capital Contributions	$	47,663.10
	Partner Contributions	$	322,500.00
	Net Income	$	-
Subtotal		$	370,163.10
Deduct			
	Retained Earnings	$	(12,114.70)
	Owners Draw	$	-
	Net Loss	$	(206,459.70)
Subtotal		$	(218,574.40)
Owners Equity at December 31, 2020		$	**153,680.54**

Kyndoo, Inc

NOTES TO THE FINANCIAL STATEMENTS

For the period January 1, 2019 through December 31, 2020

NOTE I – ORGANIZATION AND NATURE OF THE BUSINESS

Kyndoo, Inc. (the "Company"), is a corporation organized under the laws of the State of Deleware.
The Company operates a data platform for vetting social media influencers for fraud and content safety while also providing attribution on marketing campaigns promoted by social media influencers on major social platforms.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2020.

Income Taxes –For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

Equity – Kyndoo Seed Round Financing SAFE notes from Private Investors.
    January 2020 $150,000 Section 4(a)(2) Safe
    July 2020 $5,000 Section 4(a)(2) Safe
    August 2020 $5,000 Section 4(a)(2) Safe
    September 2020 $50,000 Section 4(a)(2) Safe
    September 2020 $25,000 Section 4(a)(2) Safe
    October 2020 $25,000 Section 4(a)(2) Safe
    October 2020 $50,000 Section 4(a)(2) Safe
    November 2020 $50,000 Section 4(a)(2) Safe